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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             MATRIA HEALTHCARE, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    576817209
                                 (CUSIP Number)


                                  JULY 26, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [_]  Rule 13d-1(b)
              [X]  Rule 13d-1(c)
              [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 576817209                                              Page 2 of 12
                                  Schedule 13G

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HWP Capital Partners II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                     5       SOLE VOTING POWER

             NUMBER OF                       1,380,388
                                     -------------------------------------------
        SHARES BENEFICIALLY          6       SHARED VOTING POWER

             OWNED BY                        -0-
                                     -------------------------------------------
               EACH                  7       SOLE DISPOSITIVE POWER

         REPORTING PERSON                    1,380,388
                                     -------------------------------------------
                                     8       SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,380,388
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [_]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

CUSIP No. 576817209                                              Page 3 of 12
                                  Schedule 13G

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HWP II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                     5       SOLE VOTING POWER

             NUMBER OF                       1,380,388
                                     -------------------------------------------
        SHARES BENEFICIALLY          6       SHARED VOTING POWER

             OWNED BY                        -0-
                                     -------------------------------------------
               EACH                  7       SOLE DISPOSITIVE POWER

         REPORTING PERSON                    1,380,388
                                     -------------------------------------------
                                     8       SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,380,388
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [_]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

CUSIP No. 576817209                                              Page 4 of 12
                                  Schedule 13G

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HWP II, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                     5       SOLE VOTING POWER

             NUMBER OF                       1,380,388
                                     -------------------------------------------
        SHARES BENEFICIALLY          6       SHARED VOTING POWER

             OWNED BY                        -0-
                                     -------------------------------------------
               EACH                  7       SOLE DISPOSITIVE POWER

         REPORTING PERSON                    1,380,388
                                     -------------------------------------------
                                     8       SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,380,388
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [_]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

CUSIP No. 576817209                                              Page 5 of 12
                                  Schedule 13G

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert B. Haas
        (in the capacity described herein)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                     5       SOLE VOTING POWER

             NUMBER OF                       1,380,388
                                     -------------------------------------------
        SHARES BENEFICIALLY          6       SHARED VOTING POWER

             OWNED BY                        -0-
                                     -------------------------------------------
               EACH                  7       SOLE DISPOSITIVE POWER

         REPORTING PERSON                    1,380,388
                                     -------------------------------------------
                                     8       SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,380,388
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [_]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

CUSIP No. 576817209                                              Page 6 of 12
                                  Schedule 13G


Item 1.  (a)    NAME OF ISSUER

                Matria Healthcare, Inc. (the "COMPANY").

         (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                1850 Parkway Place
                Marietta, Georgia 30067


Item 2.  (a)    NAMES OF PERSONS FILING

                (i)   HWP  Capital   Partners  II,  L.P.,  a  Delaware  limited
                      partnership ("HWPCP");

                (ii) HWP II, L.P., a Delaware limited partnership ("HWP II" and the sole general partner of HWPCP);

                (iii) HWP II, LLC, a Delaware limited  liability  company ("HWP
                      II LLC" and the sole general partner of HWP II); and

                (iv) Robert B. Haas ("MR. HAAS" and the managing member of HWP II LLC) ((i) through (iv) collectively, the "REPORTING PERSONS").

         (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE

                The address of the principal business offices of each of the Reporting Persons is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

         (c)    CITIZENSHIP

                The place of organization of each of the Reporting Persons (other than Mr. Haas) is Delaware. Mr. Haas is a citizen of the United States.

         (d)    TITLE OF CLASS OF SECURITIES

                Common Stock, par value $0.01 per share (the "COMMON STOCK")

         (e)    CUSIP NUMBER

                576817209


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO EITHER RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

CUSIP No. 576817209                                              Page 7 of 12
                                  Schedule 13G


Item 4.  OWNERSHIP.

         (a)    AMOUNT BENEFICIALLY OWNED:

                     HWPCP may be deemed to beneficially  own 1,380,388  shares of Common Stock and each of HWP II and HWP II LLC in their capacities as general partners of HWPCP and HWP II, respectively, may be deemed to beneficially own 1,380,388 shares of Common Stock as a result of their voting and dispositive power over the 1,380,388 shares of Common Stock held by HWPCP.

                     Mr.  Haas may be  deemed  to  beneficially  own  1,380,388 shares of Common Stock as a result of his voting and dispositive power over 1,380,388 shares of Common Stock held by HWPCP.

         (b)    PERCENT OF CLASS:

                     Based on calculations  made in accordance with Rule 13d-3, and there being approximately 21,325,042 shares of Common Stock outstanding (as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2007 (filed on May 10, 2007)), (i) HWPCP and each of HWP II and HWP II LLC (in their capacities as general partners of HWPCP and HWP II, respectively) may be deemed to beneficially own approximately 6.5% of the outstanding Common Stock and (ii) Mr. Haas may be deemed to beneficially own approximately 6.5% of the outstanding Common Stock.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE VOTING AND DISPOSITION:

                     HWPCP  and  each  of  HWP II and  HWP  II  LLC  (in  their
                capacities   as   general   partners   of  HWPCP  and  HWP  II,
                respectively) may be deemed to have sole power to direct the voting and disposition of the 1,380,388 shares of Common Stock held by HWPCP and (ii) Mr. Haas may be deemed to have sole power to direct the voting and disposition of the 1,380,388 shares of Common Stock held by HWPCP.


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The general partners, limited partners and members, as applicable, of HWPCP, HWP II and HWP II LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of such Reporting Persons in accordance with their ownership interests in such entities.

CUSIP No. 576817209                                              Page 8 of 12
                                  Schedule 13G


Item 7.  IDENTIFICATION  AND  CLASSIFICATION  OF SUBSIDIARY  WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 2 and Exhibit 2 hereto, which states the identity of the members of the group filing this Schedule.


Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


Item 10. CERTIFICATION

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 576817209                                              Page 9 of 12
                                  Schedule 13G


                                   SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of August 3, 2007

                                     HWP CAPITAL PARTNERS II, L.P.

                                     By:  HWP II, L.P., its general partner
                                     By:  HWP II, LLC, its general partner


                                          By: /s/ Robert B. Haas
                                              --------------------------------
                                              Name:  Robert B. Haas
                                              Title: Managing Member



                                     HWP II, L.P.

                                     By:  HWP II, LLC, its general partner


                                          By: /s/ Robert B. Haas
                                              --------------------------------
                                              Name:  Robert B. Haas
                                              Title: Managing Member



                                     HWP II, LLC


                                          By: /s/ Robert B. Haas
                                              --------------------------------
                                              Name:  Robert B. Haas
                                              Title: Managing Member


                                     ROBERT B. HAAS


                                            /s/ Robert B. Haas
                                            ----------------------------------

CUSIP No. 576817209                                              Page 10 of 12
                                  Schedule 13G


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.      Identity of members of group filing this schedule.

CUSIP No. 576817209                                              Page 11 of 12
                                  Schedule 13G


                                                                      EXHIBIT 1
                                                                      ---------


                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this
Exhibit is attached is filed on behalf of each of them in the capacities set forth below and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


Dated as of August 3, 2007


                                     HWP CAPITAL PARTNERS II, L.P.

                                     By:  HWP II, L.P., its general partner
                                     By:  HWP II, LLC, its general partner


                                          By: /s/ Robert B. Haas
                                              --------------------------------
                                              Name:  Robert B. Haas
                                              Title: Managing Member


                                     HWP II, L.P.

                                     By:  HWP II, LLC, its general partner


                                          By: /s/ Robert B. Haas
                                              --------------------------------
                                              Name:  Robert B. Haas
                                              Title: Managing Member


                                     HWP II, LLC


                                          By: /s/ Robert B. Haas
                                              --------------------------------
                                              Name:  Robert B. Haas
                                              Title: Managing Member


                                     ROBERT B. HAAS


                                            /s/ Robert B. Haas
                                            ----------------------------------

CUSIP No. 576817209                                              Page 12 of 12
                                  Schedule 13G


                                                                     EXHIBIT 2
                                                                     ---------


              IDENTITY OF MEMBERS OF THE GROUP FILING THIS SCHEDULE



HWP Capital Partners II, L.P.
HWP II, L.P.
HWP II, LLC
Robert B. Haas